Exhibit 99.17

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three Months

Ended March 31, 2010

May 4, 2010

This Management’s Discussion and Analysis (“MD&A”) dated May 4, 2010 is intended to supplement and complement HudBay Minerals Inc.’s (“HudBay” or “the Company”) unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009. Additional information regarding the Company, including its audited annual consolidated financial statements and annual MD&A for the year ended December 31, 2009 and its most recent Annual Information Form (“AIF”) dated March 31, 2010 is available on SEDAR at www.sedar.com. All figures are in thousands of Canadian dollars unless otherwise noted.

This MD&A contains “forward-looking information” that is subject to the cautionary statements and the risk factors contained herein and contained in the Company’s AIF. The reader is cautioned not to put undue reliance on forward-looking information and statements.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to HudBay’s exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, currency fluctuations, government regulation of mining operations, environmental risks, mine life projections, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forwardlooking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this MD&A to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this MD&A after it has been modified or superseded.

OUR BUSINESS

HudBay (TSX: HBM) is a Canadian-based, integrated base metals mining, metallurgical processing and refining company with assets in North and Central America. We own zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper refinery in Michigan and a nickel project in Guatemala. In addition to our primary products, zinc and copper, we also produce gold, silver and zinc oxide. Our objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining our financial strength.

Unless the context otherwise suggests, references to “HudBay” or the “Company” or “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, “WPCR” refers to the White Pine Copper Refinery Inc. and “HMI Nickel” refers to HMI Nickel Inc., all wholly-owned subsidiaries of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary, held indirectly through HMI Nickel.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)		Mar 31 2010		Dec 31 2009

Cash and cash equivalents		909,993			886,814
Working capital		950,847			949,589
Total assets		2,038,002			2,032,267
Shareholders’ equity		1,706,253			1,702,349

		Three Months Ended
Financial Performance ($000s except per share and cash cost per pound amounts)		Mar 31 2010		Mar 31 2009

Revenue		240,320			161,784
Earnings (loss) before tax		52,365			(5,280)
Net earnings (loss)		23,559			(3,958)
EBITDA [1]		83,444			15,493
Basic and diluted net earnings (loss) per share		0.15			(0.03)

Operating cash flow [1] [2]		59,071			13,972
Operating cash flow per share [1] [2]		0.38			0.09

Cash cost per pound of zinc sold [1]		US	(0.28)	US	0.32

Operating Highlights

Production (HBMS contained metal in concentrate)
Zinc	tonnes	15,142			19,890
Copper	tonnes	11,717			12,859
Gold	troy oz.	20,010			21,358
Silver	troy oz.	192,985			247,416
Production
Zinc [3]	tonnes	27,011			25,640
Copper [3]	tonnes	11,725			16,239
Gold [3]	troy oz.	20,764			21,262
Silver [3]	troy oz.	209,360			564,875

Metal Sold
Zinc [4]	tonnes	29,766			26,949
Copper	tonnes	15,881			16,191
Gold	troy oz.	27,507			28,624
Silver	troy oz.	456,704			606,031

[1]

EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to page 30 for non-GAAP measures). For the reconciliation of operating cash flow before changes in non-cash working capital and operating cash flow per share, refer to page 30. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 31.

[2]	Before changes in non-cash working capital.
[3]	Production excludes recycled spent anode and represents non-recycled anode production only.
[4]	Zinc sales include sales to our Zochem facility of 7,286 tonnes in the first quarter of 2010. In the first quarter, Zochem had sales of 8,554 tonnes of zinc oxide.

EXECUTIVE SUMMARY

Earnings increased and cash flow from operating activities increased

We earned $23.6 million or $0.15 per share during the first quarter of 2010 (“Q1 2010”), compared to a loss of $4.0 million or $0.03 per share during the first quarter of 2009 (“Q1 2009”). The higher earnings in Q1 2010 reflected a more bullish pricing environment offset by the strong performance of the Canadian dollar. Cash flow from operating activities, before changes in working capital, (refer to “Non-GAAP Measures” on page 30) was $59.1 million or $0.38 per share, compared to $14.0 million or $0.09 per share in Q1 2009.

Revenue increased

Revenue increased to $240.3 million during Q1 2010, from $161.8 million in Q1 2009. Most of the increase was due to higher copper and zinc prices, offset by the unfavourable exchange rate.

Operating costs increased

Operating costs increased to $144.8 million for the quarter, from $135.1 million during Q1 2009 principally due to changes in inventory, offset by lower cost of copper concentrate.

Production met expectations

Overall, production remains on track to meet our 2010 guidance. Mine production was 520,988 tonnes of ore, reflecting a decrease from 610,395 tonnes for the same quarter in 2009 due mainly to the suspension of operations at Chisel North. Chisel North operations are expected to re-start in the second quarter of 2010.

Cash cost per pound of zinc decreased

Our cash cost per pound of zinc sold, net of by-product credits was negative US$0.28/lb. compared to positive US$0.32/lb. in Q1 2009, excluding costs and sales related to Balmat and HMI Nickel (refer to “Non-GAAP Measures” on page 30). The decrease was principally due to higher by-product copper credits arising mainly from higher prices, offset in part by a stronger Canadian dollar.

Working capital remained the same

As at March 31, 2010, working capital was $950.8 million compared to $949.6 million as of December 31, 2009. Our cash and cash equivalents increased to $910.0 million from $886.8 million as of December 31, 2009.

Safety performance unchanged

For the quarter, we recorded a lost time accident frequency of 0.8 per 200,000 hours worked, including contractors, equal to 0.8 per 200,000 hours worked for the same quarter in 2009.

Fenix project announcement

On March 31, 2010, we announced a new National Instrument (“NI”) 43-101 compliant mineral resource estimate for our Fenix project.

RECENT DEVELOPMENTS

Fenix Project

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project in eastern Guatemala. Measured and Indicated resources are 36.19 million tonnes of 1.92% nickel contained in saprolite. We expect this resource will be converted into a reserve with the completion of the updated feasibility study scheduled for the third quarter of 2010. See table below.

This new resource estimate replaces the previously reported Proven and Probable reserves, as contained in the technical report on Fenix filed in November 2008.

The principal factors supporting the revised saprolite mineral resources amenable to pyrometallurgical processing including the methodology used in the resource estimate, are contained in the NI 43-101 technical report which was prepared by Golder Associates and filed with securities regulators. The technical report, entitled “Technical Report on an Update to the Mineral Resource Estimates of the Fenix Project, Izabal, Guatemala,” dated March 31, 2010, is available at www.SEDAR.com.

The saprolite resource for the areas outside of the immediate project area, which offer potential exploration upside and opportunity for life of mine expansion, is currently being recalculated and it will be completed with the updated feasibility study.

Mineral Resource Estimate for Fenix Project Area (March 31, 2010)

Classification	Area	%Ni cut-off	000’ Dry Tonnes	% Ni
	212	1.6	4,793	2.09
	213z1	1.6	724	2.19
Measured	217Z1 East	1.6	2,218	2.09
	Total		7,735	2.09
	213z2	1.6	168	1.94
	215	1.5	3,346	1.85
	216	1.5	5,895	1.75
Indicated	217z1 West	1.6	537	1.82
	217z2	1.5	9,441	1.86
	251	1.6	9,067	1.97
	Total		28,454	1.87
Measured & indicated	Total		36,190	1.92
	215inf	1.5	5,800	1.8
Inferred	217z3	1.5	3,900	1.8
	Total		9,700	1.8

Qualified Persons

Cashel Meagher, P.Geo., Vice President, Exploration, of HudBay Minerals Inc. is the Qualified Person accountable for the supervision of the technical information contained above as defined by NI 43-101.

In parallel with the work that has been ongoing to update the resource estimates:

•

We are in the midst of a 7,000 meter diamond drill program at the Fenix project which we expect to complete in the second half of 2010. With four drills operating, the program is concentrated on proposed mining areas 212 and 213, which are located closest to the plant where previous mining by Inco had occurred and where little to no diamond drilling was previously conducted;

•	We have been advancing a revised power strategy for Fenix;

•	We have engaged Hatch Engineering and Golder Associates to update the prior feasibility study incorporating the new resource estimate and results are expected in the third quarter of 2010; and

•	We are continuing to evaluate financing alternatives for Fenix.

We expect that the various initiatives underway will help us reach a decision on restarting construction on the Fenix project later in 2010.

VMS Ventures

On March 4 2010, HudBay announced a non-binding letter of intent with VMS Ventures. The letter contemplates the two parties will enter into a definitive joint venture agreement respecting the Reed Lake property and the two claims immediately south of the Reed Lake property. We would obtain a 70% interest in the joint venture and VMS would obtain a 30% interest. Upon execution of the definitive joint venture agreement, we will make certain cash payments to VMS in satisfaction of our obligation to earn back in to the property and as consideration for VMS transferring the southern claims to the joint venture. In turn, VMS will abandon all disputes respecting the location of the boundary between the Reed Lake property and the southern claims.

Exploration

We continue to invest in exploration. Currently six drills are operating at the Lalor Project. One of these drills is conducting infill drilling on the gold zones characterized in our October 8, 2009 news release. Two drills are concentrating efforts on the recent copper gold zone intersections as disclosed in the February 22, 2010 news release. Another drill is conducting regional exploration in areas immediate to the Lalor Project, and one drill has completed the shaft pilot hole testing the competency and character of the rock in preparation for development at Lalor and is currently mobilizing to drill the test pilot hole for an auxiliary ventilation raise. The sixth drill is performing short holes characterizing the rock in the immediate vicinity of the Lalor project for civil and geotechnical characteristics and suitability for surface infrastructure. Results will be disclosed as they are compiled and evaluated. Another drill is in operation testing regional exploration anomalies south east of the Snow Lake camp.

One drill remains operating in Flin Flon, Manitoba testing near mine geophysical targets and trends, and a continual underground exploration program is being carried out at both the Trout Lake and 777 mines.

Normal Course Issuer Bid

On September 29, 2009, the Toronto Stock Exchange (“TSX”) accepted our application for a normal course issuer bid (“NCIB”). The NCIB provides that we may purchase up to 13,655,000 of our common shares (representing approximately 10% of the public float) during the 12 month period from October 1, 2009 to September 30, 2010. A maximum number of 379,100 shares may be repurchased during any trading day, representing 25% of the average daily trading volume of our shares on the TSX during the previous 6 months. The price paid will be the market price at the time of purchase. As at March 31, 2010, we had repurchased a total of 2,347,700 of our common shares at a cost of $31.1 million from the inception of the NCIB.

FINANCIAL REVIEW

Earnings increased in the first quarter of 2010

For the first quarter, net earnings were $23.6 million, reflecting a $27.5 million increase from the first quarter of 2009. Significant variances affecting the first quarter earnings compared to the same period in 2009 are as follows:

(in $ millions)	Three Months Ended Mar 31, 2010

Increase (decrease) in earnings components:
Revenues	78.5
Expenses
Operating	(9.7)
Depreciation and amortization	(6.3)
General and administrative	7.6
Stock-based compensation	1.7
Accretion of asset retirement obligations	(0.1)
Foreign exchange gain/loss	(10.1)
Exploration	(4.7)
Interest and other income	0.2
Gain / loss on derivative instruments	0.6
Future taxes	(10.6)
Current taxes	(19.6)

Increase in net earnings	27.5

Earnings significantly improved in Q1 2010 due to the positive pricing environment, offset by the unfavourable exchange rate.

Revenue increased in the first quarter of 2010

Total revenue for the first quarter was $240.3 million, $78.5 million higher than the same quarter last year, due to the following:

(in $ millions)	Three Months Ended Mar 31, 2010

Metal prices
Higher zinc prices	31.4
Higher copper prices	59.5
Higher gold prices	6.5

Sales volumes
Higher zinc sales volumes	9.0
Lower copper sales volumes	(2.3)

Other
Unfavourable change in foreign exchange	(26.5)
Other volume and pricing differences	0.9

Increase in net revenues in Q1 2010 compared to Q1 2009	78.5

Our revenue by significant product types is summarized as follows:

	Three Months Ended
(in $ millions)	Mar 31 2010	Mar 31 2009

Zinc	56.0	34.1
Copper	119.1	74.2
Gold	31.6	31.8
Silver	7.8	9.2
Other	25.8	12.5

Total revenue	240.3	161.8

Realized prices increased in the first quarter of 2010

			Realized prices[1] for quarter ended
		LME 1st Quarter 2010 [2]	Mar 31 2010	Mar 31 2009

Prices in US$
Zinc [3]	US$/lb.	1.04	1.08	0.56
Copper [3]	US$/lb.	3.28	3.29	1.69
Gold	US$/troy oz.	1,109	1,112	885
Silver	US$/troy oz.	16.92	16.86	12.40

Prices in C$
Zinc [3]	C$/lb.	1.08	1.13	0.70
Copper [3]	C$/lb.	3.41	3.43	2.11
Gold	C$/troy oz.	1,154	1,155	1,117
Silver	C$/troy oz.	17.61	17.55	15.65

Exchange rate	US$1 to C$		1.04	1.25

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot U.S. equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc in both 2010 and 2009 and a gain of US$0.03/lb. for copper during the first quarter of 2009. Refer to “Base Metal Price Strategic Risk Management” on page 17.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

Outlook (see Forward-looking Information, page 1)

Revenues will continue to be affected by the volume of purchased zinc concentrates and the market prices of zinc, copper, gold and silver, together with the US dollar exchange rate. Average market prices for zinc and copper in 2010 to date have been higher than average prices in 2009. If this trend continues, it will positively impact revenues in 2010 compared to 2009.

Operating expenses increased in the first quarter of 2010

	Three Months Ended
($000s)	Mar 31 2010	Mar 31 2009

Non-GAAP detailed operating expenses [1]
Mines
777	14,260	15,693
Trout Lake	9,612	8,285
Chisel North[2]	—	2,436
Concentrators
Flin Flon	5,409	5,160
Snow Lake	—	1,090
Metallurgical plants
Zinc plant	19,123	17,513
Copper smelter	12,027	12,477
WPCR	2,640	3,301
Other
Purchased concentrate treated	9,073	26,456
Anode freight & refining	1,754	2,126
Services & administration	9,774	8,693
HBMS employee profit sharing	4,247	1,197
Net profits interest	3,429	2,810
Other [3]	12,680	12,250
Changes in domestic inventory [4]	38,636	12,882
HMI Nickel	2,178	2,731

Total operating expenses	144,842	135,100

[1]	Refer to “Non-GAAP Measures” on page 30.
[2]	Chisel North was in start-up phase during 2010 with all costs capitalized.
[3]	Includes care and maintenance costs for Balmat for 2010 and 2009 and Chisel North for 2009.
[4]

A reduction of inventories requires recognition of additional operating expenses to reflect the cost of sales during the period. Conversely, an increase in inventories requires a negative adjustment to operating expenses.

For the first quarter of 2010, our operating expenses were $144.8 million; $9.7 million higher than the same quarter last year due to the following:

(in $ millions)	Three Months Ended Mar 31, 2010

Increased volumes of purchased zinc concentrate	4.4
Decreased volumes of purchased copper concentrate	(21.8)
Suspension of Chisel North operations	(3.5)
Changes in domestic inventory	25.8
Higher profit sharing	3.1
Other operating expenses	1.7

Increase in operating expenses in Q1 2010 compared to Q1 2009	9.7

Purchased copper concentrate volumes decreased due to the lack of available concentrate on economic terms. During the first quarter, we sold excess copper inventory that had accumulated in the fourth quarter of 2009, resulting in copper sales which exceeded production and a higher inventory charge in operating expenses compared to the first quarter of 2009.

		Three Months Ended
Unit Operating Costs		Mar 31 2010	Mar 31 2009

Mines
777	$/tonne	37.95	40.88
Trout Lake	$/tonne	66.19	46.59
Chisel North[1] [2]	$/tonne	—	50.02

Total Mines [1]	$/tonne	45.82	43.27

Concentrators
Flin Flon	$/tonne	10.00	9.14
Snow Lake[1]	$/tonne	—	22.24

Metallurgical Plants
Zinc Plant	$/lb. Zn	0.321	0.310
Copper Smelter	$/lb. Cu	0.465	0.349
WPCR	US$/lb. Cu	0.114	0.093

[1]	Production at our Chisel North mine was suspended in early 2009 and these costs are reflected within the weighted average unit costs presented for total mines.
[2]	Chisel North was in start-up phase during 2010 with all costs capitalized.

For the first quarter, significant variances for 2010 versus 2009 were:

•

Depreciation and amortization increased by $6.3 million, totaling $27.4 million for the first quarter of 2010, primarily as a result of increases in rates for operating assets, including accelerated depreciation for the smelter and refinery in light of a change in the economic lives of these assets.

•

General and administrative expenses decreased by $7.6 million, totaling $5.5 million for the first quarter of 2010. In 2009, general and administrative expense was higher mainly due to costs related to the Lundin transaction, shareholder litigation, merger and acquisition related activities and severance costs for key management employees.

•

Stock-based compensation decreased by $1.7 million to $0.5 million in the first quarter of 2010 since there was no annual grant of options in 2009, thus leading to a lower amortized expense in 2010, whereas an annual grant of stock options was issued in the first quarter of 2008.

•

Foreign exchange loss changed by $10.1 million to a loss of $4.9 million in the first quarter of 2010. Foreign exchange loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts (including certain cash and cash equivalents, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. Our foreign currency denominated operating accounts are held primarily in U.S. dollars and small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the U.S. dollar increased over the first quarter of 2010, with exchange rates moving from $1.05 as at December 31, 2009 to $1.02 as at March 31, 2010, resulting in a foreign exchange loss of $4.9 million in the first quarter of 2010. Over the same period in the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $1.22 as at December 31, 2008 to $1.26 as at March 31, 2009, which resulted in a foreign exchange gain of $5.2 million in the first quarter of 2009.

•

Exploration expenses increased by $4.7 million to $5.8 million for the first quarter of 2010 compared to $1.1 million in the first quarter of 2009, reflecting higher levels of exploration activity in line with our 2010 exploration plan. Refer to “Capital Expenditures” on page 16 for information on capitalized exploration expenditures.

Tax Expense

Higher earnings before tax resulted in a higher tax expense, which decreased first quarter earnings by $30.1 million, compared to the first quarter of 2009.

	Three Months Ended
($000s)	Mar 31 2010	Mar 31 2009

Non-cash - income tax expense [1]	6,438	(3,388)
Non-cash - mining tax expense [1]	2,276	1,544

Total non-cash tax expense	8,714	(1,844)

Estimated current taxes payable - income tax	12,640	435
Estimated current taxes payable - mining tax	7,452	87

Total estimated current taxes payable	20,092	522

Tax	28,806	(1,322)

[1]	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate for the first quarter of 2010 was approximately 36.4%. As a result, we recorded a net income tax expense of $19.1 million in our net income for the period.

Significant items causing our effective income tax rate to be higher than the 30% statutory income tax rate include:

•

Our U.S. operations recorded losses of $8.6 million in the first quarter of 2010. These losses cause temporary differences, which result in a future tax asset. However, we have determined that we are not more likely than not to realize the benefit related to these future tax assets; accordingly, we have increased our valuation allowance, which offsets the future tax asset. The net effect is an increase to our effective tax rate because we have recorded a loss for accounting purposes but not recorded a corresponding tax benefit.

•

The Guatemalan operations realized a loss of approximately $2.7 million. In Guatemala, there are two tax regimes for income tax purposes; the “general tax regime” applies tax at a rate of 5% of gross revenue, and the “alternative tax regime” subjects the net taxable income of CGN to a tax at a rate of 31%. Guatemalan companies have the option of electing on an annual basis to be taxed under the “alternative tax regime” for the following year. It is our view that CGN will pay tax under the “general tax regime” when temporary differences reverse. As the “general tax regime” applies tax on gross revenue, the reversal of temporary differences will not result in future cash outflows. Consequently, no future taxes have been recognized with respect to our Guatemalan operations. The net effect is an increase to our effective tax rate because we have recorded an expense for accounting purposes but not recorded a corresponding tax benefit.

•	We increased our valuation allowance by approximately $1.1 million with respect to increases in temporary differences realized in the quarter that relate to obligations associated with mine closure.

Mining Tax Expense

The Province of Manitoba imposes mining tax on net income related to the sale of mineral products mined in Manitoba (mining taxable profit) at the following rates:

•	10% of total mining taxable profit if mining profit is $50 million or less;

•	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 15% to 17%.

Our effective rate for mining taxes for the first quarter was approximately 18.6%. For the full 2009 year, mining taxes were approximately 4.1% on earnings before tax. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. The effective mining tax rate for 2009 was significantly lower than the first quarter of 2010 as a result of lower estimated mining taxable profit in 2009 and the exclusion of certain amounts, including the gain on the disposition of the Lundin shares, from the calculation of mining taxable profit.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($000s)

Revenue	240,320	166,673	194,608	197,657	161,784	178,781	247,441	284,035
EBITDA[1]	83,444	40,617	59,065	28,598	15,493	46,300	88,633	86,351
Operating cash flow[2]	59,071	33,792	48,214	28,865	13,972	38,805	54,484	70,721
Earnings before tax	52,365	9,666	32,811	104,705	(5,280)	24,614	33,898	64,542
Net earnings	23,559	7,339	19,975	89,415	(3,958)	15,819	2,780	33,202
Earnings per share:
Basic	0.15	0.05	0.13	0.58	(0.03)	0.10	0.02	0.26
Diluted	0.15	0.05	0.13	0.58	(0.03)	0.10	0.02	0.26

[1]	EBITDA is considered a non-GAAP measure (refer to “Non-GAAP Measures” on page 30).
[2]	Before changes in non-cash working capital (refer to “Non-GAAP Measures” on page 30).

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

In 2010, increased prices for zinc and copper contributed significantly to increased earnings and operating cash flow. In comparison, our 2009 EBITDA and operating cash flow was lower as the global economy recovered from the low levels of late 2008. A significant weakening of the Canadian dollar, which occurred at the same time as the decline in metals prices partially offset this trend.

In the third quarter of 2008, we recorded asset impairment losses on our Balmat mine assets of $27.2 million. In addition, we recorded a foreign exchange gain of $34.8 million in the fourth quarter of 2008. In the second quarter of 2009, we realized a gain of $99.9 million on the disposition of our interest in Lundin.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at March 31, 2010 compared to December 31, 2009

Cash and cash equivalents of $910.0 million as at March 31, 2010 reflected a $23.2 million increase from December 31, 2009. We have not invested in asset-backed commercial paper, and our cash equivalents are held in low-risk, liquid investments with major Canadian banks. The increase in our cash and cash equivalents during 2010 was due to increased sales driven by higher metal prices and volumes, offset by capital expenditures and the repurchase of shares.

Working capital increased by $1.3 million to $950.8 million from December 31, 2009 to March 31, 2010. In addition to the higher cash and cash equivalents position, inventory decreased by $39.3 million primarily due to sales of copper and zinc in excess of production. Receivables increased by $31.4 million primarily over the same period due to increased sales of copper and zinc. Taxes payable increased by $6.6 million due to timing of payments.

During the first quarter of 2010, we repurchased 1,748,100 of our own shares and recorded a reduction in share capital of $7.3 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $3.4 million and a reduction to retained earnings of $12.4 million. As at March 31, 2010, a total of 2,347,700 shares have been purchased for approximately $31.1 million since the inception of the NCIB in 2009.

As at March 31, 2010, letters of credit of $57.6 million were outstanding, including $40.5 million provided to the provinces of Saskatchewan and Manitoba for reclamation undertakings.

The following table summarizes our cash flows for the three months ended March 31, 2010 and March 31, 2009.

	Three Months Ended
($000s)	Mar 31 2010	Mar 31 2009

Net earnings (loss) for the period	23,559	(3,958)
Items not affecting cash	35,512	17,930
Net change in non-cash working capital items	15,066	(35,950)

Cash provided by (used in) operating activities	74,137	(21,978)
Cash (used in) provided by investing activities	(31,229)	406,883
Cash used in financing activities	(17,727)	(3,644)
Effect of exchange rate changes on cash and cash equivalents	(2,002)	2,841

Increase in cash and cash equivalents	23,179	384,102

Cash Flow from Operating Activities

Operating activities provided $74.1 million of cash flows in the first quarter of 2010, representing an $96.1 million increase compared to the same period in 2009. This increase was due to various factors such as higher copper sales prices and volumes and lower corporate costs offset by the appreciation of the Canadian dollar. In the first quarter of 2009, operating activities required $22.0 million of cash flows during the quarter, due to significantly lower prices and volumes, and higher administrative costs.

Cash Flow from Investing and Financing Activities

During the first quarter of 2010, our investing and financing activities required cash of $49.0 million, primarily driven by capital expenditures of $34.3 million and the repurchase of common shares of $18.6 million. In 2009, our investing and financing activities provided cash of $403.2 million, as we sold $479 million of bankers’ acceptances net of $52.6 million of additions to restricted cash and capital expenditures of $22.5 million.

Capital Expenditures

The following tables summarize additions to capital assets, which include $3.0 million (2009: $0.6 million) of additions accrued in accounts payable and accrued liabilities:

	Three Months Ended
(in $ millions)	Mar 31 2010	Mar 31 2009

Plant and Equipment	8.7	4.9
Capital Development	14.6	12.1
Capitalized Exploration	10.1	3.5
Capitalized Fenix Project	0.9	2.6

Total	34.3	23.1

Our capital expenditures in the first quarter of 2010 were $11.2 million higher than the same period in 2009, mainly due to higher exploration capital expenditures and re-start costs associated with Chisel North.

	Three Months Ended
(in $ millions)	Mar 31 2010	Mar 31 2009

777 Mine	5.6	5.9
Trout Lake Mine	4.4	7.2
Chisel North Mine	7.0	(0.1)
Flin Flon and Snow Lake Concentrators	0.4	1.0
Flin Flon and Snow Lake Other	1.2	0.4
Zinc Plant	0.3	1.0
Copper Smelter & WPCR[1]	4.3	1.6
Other	0.7	0.4

Sustaining capital expenditures	23.9	17.4

Lalor Project	9.5	3.1
Fenix Project	0.9	2.6

Growth capital expenditures	10.4	5.7

Total	34.3	23.1

[1]	These amounts relate primarily to capital expenditures associated with the preparations for future sales of concentrates.

Liquidity

During the first quarter of 2010, our cash flow from operating activities fully funded our capital expenditures. In addition, our cash and cash equivalents balance of $910.0 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor Project are expected to utilize part of this cash balance.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metal Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metal prices, unless a strategic reason exists to implement a hedging arrangement. We may hedge base metal prices from time to time to ensure we will have sufficient cash flow to meet our growth objectives, or to maximize debt capacity (and correspondingly minimize equity dilution) to the extent that third party financing may be needed to fund growth initiatives or to manage the risk of putting higher cost operations into production.

In October 2009, we implemented a price protection program for the restart of our Chisel North mine. We entered into zinc commodity swap contracts with an average volume of approximately 2.0 million pounds of zinc per month for the period of May 2010 through July 2012, at an average price of approximately $1.01 per pound. This volume represents approximately 50% of the anticipated production from Chisel North. Hedge accounting was applied to these transactions.

Zinc and Zinc Oxide Customer Risk Management

To provide a service to customers who purchase zinc and zinc oxide from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange Risk Management

In October 2009, we entered into foreign exchange forwards to hedge anticipated U.S. dollar revenues. We agreed to sell U.S. dollars and purchase C$1.45 million per month for the same period as the zinc swap contracts described above, at an average rate of approximately C$1.07 per U.S. dollar. Hedge accounting was applied to these transactions.

OPERATIONS OVERVIEW

Mines

		Three Months Ended
Mines		Mar 31 2010	Mar 31 2009

777
Ore	tonnes	375,761	383,883
Zinc	%	3.56	3.79
Copper	%	2.35	2.74
Gold	g/tonne	1.85	1.86
Silver	g/tonne	23.01	24.07

Trout Lake
Ore	tonnes	145,227	177,817
Zinc	%	2.80	2.30
Copper	%	2.25	1.83
Gold	g/tonne	0.93	1.17
Silver	g/tonne	13.41	15.43

Chisel North
Ore	tonnes	—	48,695
Zinc	%	—	9.18

Total Mines
Ore	tonnes	520,988	610,395
Zinc	%	3.35	3.79
Copper	%	2.32	2.28
Gold	g/tonne	1.60	1.56
Silver	g/tonne	20.33	21.63

For unit operating costs, refer to page 11.

777 Mine

Ore production at our 777 mine for the first quarter of 2010 was 2% lower compared to the same period in 2009. A planned increase in lateral development on the decline below the 1412 metre level to access the south zone at depth have increased the waste hoisting requirement and will continue throughout the year limiting some ore hoisting time. The zinc grade was lower by 6%, and the copper grade was lower by 14%, due to the areas we mined during the quarter. The gold grade was slightly lower, and the silver grade was 4% lower, also due to the areas mined in the quarter. Operating costs per tonne of ore in the first quarter of 2010 were 7% lower as compared to the same period in 2009.

Trout Lake Mine

Ore production at Trout Lake for the first quarter of 2010 was 18% lower as compared to the same quarter in 2009. The decrease in production follows the mine plan for the quarter as production is expected to decline through 2010 and 2011 as the mine reserves are depleted. The average planned tonnes per day in 2009 was 1,964 tonnes, while in 2010 the average planned tonnes per day is 1,447 tonnes, a reduction of 26% in expected mined tonnage between 2009 and 2010. This reflects a higher percentage of tonnage coming from deeper areas of the mine, smaller, narrower stoping blocks and pillar recovery mining. Zinc grade was 22% higher and copper grade was 23% higher, due to a reduction in the overall mine dilution and an increase in production from the Deep West. With respect to the areas mined, gold and silver grades were 21% and 13% lower respectively. Operating costs per tonne of ore were 42% higher as compared to the first quarter of 2009, primarily due to the reduced tonnage, higher rehabilitation costs to enter older sections of the mine and an increase in the operating lateral development.

Chisel North Mine

On October 9, 2009, we announced that we would restart operations at our Chisel North mine in Snow Lake, with full production expected to commence in the second quarter of 2010 and continuing for approximately two years. In connection with the restart, we entered into a forward sale of approximately 50% of the anticipated production from Chisel North, in compliance with our risk management policy (Refer to “Base Metal Price Strategic Risk Management” on page 17). In November, the mine started a process of re-manning and restoration to bring the mine to a fully operational state, from care and maintenance. In the first quarter of 2010, a total of 463.2 meters of development was completed to access new ores for the planned production start. There is approximately 20,000 tonnes of start-up ore on surface, mined over the first quarter, the costs of which are currently included in the start-up capital but will be transferred to operating costs with the start-up of the concentrator in the second quarter.

Concentrators

		Three Months Ended
		Mar 31 2010	Mar 31 2009

Flin Flon Concentrator
Ore	tonnes	541,089	564,716
Zinc	%	3.39	3.37
Copper	%	2.33	2.43
Gold	g/tonne	1.65	1.64
Silver	g/tonne	20.61	21.37

Zinc concentrate	tonnes	29,107	30,278
Concentrate grade	% Zn	52.02	51.72

Copper concentrate	tonnes	48,537	51,945
Concentrate grade	% Cu	24.14	24.76

Zinc recovery	%	82.5	82.4
Copper recovery	%	92.9	93.7
Gold recovery	%	70.4	71.6
Silver recovery	%	53.9	63.8

Snow Lake Concentrator
Ore	tonnes	—	49,006
Zinc	%	—	8.96

Zinc concentrate	tonnes	—	8,646
Concentrate grade	% Zn	—	48.95

Zinc recovery	%	—	96.4

For unit operating costs, refer to page 11.

		Three Months Ended
		Mar 31 2010	Mar 31 2009

HBMS contained metal in concentrate
Zinc	tonnes	15,142	19,890
Copper	tonnes	11,717	12,859
Gold	troy oz.	20,010	21,358
Silver	troy oz.	192,985	247,416

Flin Flon Concentrator

For the first quarter of 2010, ore processed decreased by 4% compared to the same period in 2009. Zinc head grade was 1% higher, and copper head grade was 4% lower. The gold head grade was 1% higher, and the silver head grade was 4% lower. Recovery of zinc to concentrate was marginally lower, while recovery of copper to concentrate was 1% lower than the same period in 2009. Operating cost per tonne of ore processed increased by 9%, primarily related to higher maintenance costs and reduced throughput.

Chisel North Concentrator

On October 30, 2009, we announced the restart of the Chisel North mine and concentrator. Recommissioning commenced with power supply and water, to allow pumped water re-circulation through the tailings line prior to freeze up. Over the first quarter, maintenance crews worked on the recommissioning phase of the concentrator, reconnecting the piping throughout the plant and working on the concentrator crushing plant. On March 22, 2010, the concentrator started a two week precommissioning period where all areas were operated and checked for their availability. The concentrator was operational in April 2010.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended
		Mar 31 2010	Mar 31 2009
Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	21,703	20,825
Copper [2]	tonnes	11,695	12,543
Gold [2]	troy oz.	20,764	21,081
Silver [2]	troy oz.	209,360	243,589

Metal from HBMS Purchased Concentrates
Zinc	tonnes	5,308	4,815
Copper [2]	tonnes	30	3,696
Gold [2]	troy oz.	—	181
Silver [2]	troy oz.	—	321,286

Total HBMS Metal Produced
Zinc	tonnes	27,011	25,640
Copper [2]	tonnes	11,725	16,239
Gold [2]	troy oz.	20,764	21,262
Silver [2]	troy oz.	209,360	564,875

Metal Sold
Zinc, including sales to Zochem	tonnes	29,766	26,949
Copper	tonnes	15,881	16,191
Gold	troy oz.	27,507	28,624
Silver	troy oz.	456,704	606,031

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production excludes recycled spent anode and represents non-recycled anode production only.

Metal Produced and Sold

		Three Months Ended
		Mar 31 2010	Mar 31 2009

Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	43,967	42,584
Purchased	tonnes	10,065	9,274

Total	tonnes	54,032	51,858

Zinc Oxide
Zinc from HBMS	tonnes	7,280	4,478
Zinc from others	tonnes	2	—

Total zinc consumption	tonnes	7,282	4,478

Zinc oxide produced	tonnes	8,932	5,495
Zinc oxide sold	tonnes	8,554	5,954

Smelter
Copper concentrate treated
Domestic	tonnes	50,728	50,179
Purchased	tonnes	—	11,353

Total	tonnes	50,728	61,532

WPCR
Anodes received	tonnes	11,997	15,665
Cathode produced	tonnes	9,819	12,848
Spent anode produced	tonnes	1,953	2,169
Liberator anode produced	tonnes	286	160
Slimes produced	tonnes	39	47

For unit operating costs, refer to page 11.

Zinc Plant

Our Flin Flon, Manitoba zinc plant uses leading-edge technology to produce special high grade zinc and includes an oxygen plant, a two-stage pressure leaching plant, a four-step solution purification, an electrolysis plant and a casting plant.

Production of cast zinc in the first quarter of 2010 was 5% higher than the same quarter in 2009. Operating costs per pound of zinc metal produced were 4% higher. The 2009 production was low due to insufficient concentrate available to allow for full production. Unit costs were higher during the first quarter of 2010 as a result of higher maintenance costs as we prepared for the biennial maintenance shutdown.

Zinc Oxide Facility – Zochem

During the first quarter of 2010, Zochem consumed 7,280 tonnes of HBMS zinc and produced 8,932 tonnes of zinc oxide. In comparison to the first quarter of 2009, sales volumes increased by 44%, while production levels increased by 63%.

Copper Smelter

As announced, we expect to close our copper smelter before July 1, 2010 and plans for an orderly closure are proceeding. Our non-recycled copper production was 28% lower in the first quarter of 2010 compared to the same quarter in 2009, primarily due to the decision to cease concentrate purchases. Operating costs per pound of copper were 33% higher in the first quarter of 2010 compared to first quarter of 2009, primarily due to increased costs of consumables including heavy fuel oil and lower production rates.

White Pine Copper Refinery

The refinery electro-refines copper anode produced at our Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting or sold to a third party. We sell LME grade copper cathode to various customers in the business of making wire, tube and brass.

For the first quarter of 2010, copper cathode production decreased by 24% compared to the same quarter last year, mainly due to lower anode production. Operating costs per pound of copper cathode were 23% higher, also due to lower production levels.

OUTSTANDING SHARE DATA

As of May 3, 2010, there were 152,202,687 common shares issued and outstanding. In addition, options for a maximum aggregate of 4,040,797 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to notes 3a of the March 31, 2010 interim consolidated financial statements. Refer to note 3b for information regarding new accounting standards that will be applicable to HudBay in future years.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date, with comparative figures presented in these financial statements also required to comply with IFRS. Accordingly, our adoption date for IFRS is January 1, 2011, but our effective transition date is January 1, 2010 in order to accommodate IFRS comparative figures in our 2011 financial statements.

We have engaged external consultants to assist us through this complex transition project, which involves individuals from many aspects of the business, including accounting and finance, tax, information technology, legal, investor relations, logistics and operations. We have conducted workshops and training. We have established a project structure, including a charter and a detailed project plan that includes phases for planning and assessment, design and implementation. The project plan includes activities related to subsidiaries in all jurisdictions. Our project team is providing regular status and informational updates to our IFRS Steering Committee and the Audit Committee of the board of directors.

We have updated and revised our detailed project plan for the implementation phase, as our project team is approaching completion of the design phase. The design phase includes preparing accounting technical papers and analyses, selecting accounting policies, drafting financial statement templates, calculating transition adjustments, designing changes to information technology (“IT”) systems and considering any impact on business activities. The design phase will continue in the second quarter of 2010 and will overlap with the beginning of our implementation phase, which includes preparing the opening balance sheet as at January 1, 2010, implementing and testing changes identified in the design phase, making updates as needed to reflect changing standards, making any changes required for internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and preparing quarterly and annual IFRS financial statements for 2010 and reconciling them to our Canadian GAAP financial statements. Throughout the implementation phase, we will deliver training and knowledge transfer at appropriate points. The implementation phase will culminate with the issue of our 2011 IFRS financial statements.

To date, our IFRS Steering Committee and Audit Committee have reviewed our detailed assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS, our design-phase update on project work and our mock-up of IFRS financial statement presentation and disclosure.

We have identified a dual reporting solution to maintain accounting records in accordance with each of Canadian GAAP and IFRS for our 2010 transition year with minimal changes to existing systems and processes. As we analyze accounting topics during the design phase, our project team is working on an IT action plan, including any required changes to system business units, chart of accounts and financial reports. We are also continuing with the implementation of a new fixed asset subledger in conjunction with the implementation of a new Enterprise Resource Planning information system.

We have completed a high-level impact assessment related to key controls and have determined that the majority of our key controls are not expected to change during and after our transition to IFRS. As we make changes to systems and processes, we will address in detail related internal controls.

We have also completed high-level impact assessments related to business activities such as key performance indicators, compensation plans and contracts. We determined that the main business impact of changeover to IFRS relates to HBMS’ employee profit-sharing plan. Under this plan, 10% of HBMS’ after-tax earnings (excluding provisions or recoveries for future income and mining tax) for any given fiscal year, currently calculated in accordance with Canadian GAAP, will be distributed to eligible employees. We have also identified operating cash flow before changes in non-cash working capital and cash cost per pound of zinc sold as key performance indicators. We are in the process of determining the effect of changeover to IFRS on the profit-sharing plan and these indicators.

Building on workshops held in the assessment phase, our project team receives additional training as we work through detailed analyses with external consultants and our auditors. In turn, members of our project team provide specific training to others in the Company as we include them in our analyses and decision-making.

Areas that may result in significant changes to our financial reporting or that require significant efforts include the following:

•	IFRS 1, First time Adoption of International Financial Reporting Standards

IFRS 1 applies when an entity adopts IFRS for the first time and generally requires that we retrospectively apply each standard in effect as at December 31, 2011, the date of our first annual IFRS financial statements, as if we had always applied those standards. However, IFRS 1 provides certain optional exemptions and mandatory exceptions to the principle of retrospective application.

We expect to elect the optional exemption for business combinations. This will allow us to avoid retrospectively applying IFRS 3 (2008), Business Combinations, to business combinations prior to January 1, 2010, which would otherwise be a very significant undertaking. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. We have determined that our 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Other IFRS 1 exemptions that apply to us are described below.

In accordance with the requirements of IFRS 1, we will record transition adjustments where applicable against retained earnings as at January 1, 2010 for differences between our Canadian GAAP and IFRS accounting.

•	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Requirements under Canadian GAAP, while similar, are less specific. Accordingly, in practice, IFRS may require more detailed component accounting. Under IFRS, components may be physical or non-physical, such as costs of major inspections and overhauls. Identification of additional components that have significantly different useful lives from that of the item of property, plant and equipment could result in significant transition adjustments to accumulated depreciation and retained earnings, as well as IFRS adjustments during our 2010 transition year. This topic area requires significant effort. Our project team has been working with staff from operations to analyze components and useful lives of our property, plant and equipment and is using the resulting information to determine transition adjustments that will be required to property, plant and equipment and retained earnings. We are also implementing a new fixed asset subledger, which will accommodate IFRS requirements for property, plant and equipment.

We expect to elect the optional IFRS 1 deemed cost exemption for our Balmat property, plant and equipment. Under Canadian GAAP, in 2008, we determined these assets were impaired and wrote-off their carrying values. Accordingly, we do not expect a significant transition adjustment. We also expect to elect the optional IFRS 1 borrowing cost exemption.

•	Asset retirement obligations

Under Canadian GAAP, we apply a credit adjusted risk-free rate to measure our asset retirement obligations (“AROs”), and we do not re-measure AROs as a result of changes in the discount rate. Under IFRS, we will reflect risk in estimated future cash flows and apply a risk-free rate when measuring our AROs, and in subsequent periods we will re-measure AROs to reflect changes in the discount rate. Differences between historical Canadian GAAP discount rates and current IFRS discount rates are expected to result in IFRS transition adjustments.

Under Canadian GAAP, AROs are legal obligations, whereas under IFRS, they encompass legal and constructive obligations. This difference could result in recognition of new obligations on transition to IFRS. Recognition thresholds are also different, as IFRS currently requires recognition of AROs only when it is probable that an outflow of resources will be required, but Canadian GAAP requires recognition of all AROs at fair value regardless of their probability. In addition, there may be differences in interpretations of costs eligible for inclusion in AROs.

Our project team is in the process of analyzing our AROs, including consideration of discount rates, measurement models, criteria for the recognition of obligations, and eligible costs. To simplify our transition calculations, we expect to apply the IFRS 1 optional exemption for determining the amount of the ARO to be included in the cost and accumulated depreciation of property, plant and equipment as at January 1, 2010. Transition adjustments to the carrying amount of property, plant and equipment related to AROs will be recorded in connection with transition adjustments to ARO balances.

•	Exploration for and evaluation of mineral resources

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed. Our project team is developing policies that include defining the E&E phase, accounting for E&E expenditures and allocating E&E assets to cash-generating units for the purpose of assessing impairment. Differences between the IFRS policies selected and our existing Canadian GAAP policies are expected to result in transition adjustments to E&E-phase mineral properties.

•	Mine development

Our project team is reviewing our Canadian GAAP policies for capitalizing and amortizing mine development costs against IFRS requirements. As part of this analysis, we are determining whether all types of capitalized costs are directly attributable to bringing the asset to a working condition for its intended use, in accordance with IAS 16, Property, Plant and Equipment. To the extent that our IFRS policies and practices for mine development reflect differences from our existing Canadian GAAP policies and practices, we may require transition adjustments to mine development costs against retained earnings.

•	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. This area requires significant judgment. Our project team has assessed the functional currency for each of HudBay’s entities under IFRS. We expect to record a transition adjustment for our Guatemalan operations, which we have determined have a Canadian dollar functional currency under Canadian GAAP and a US dollar functional currency under IFRS. This may also result in IFRS adjustments during our 2010 transition year. To simplify our calculation of the transition adjustments, we expect to elect the optional IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010 (with an offsetting adjustment to retained earnings). Under Canadian GAAP, we do not currently have a currency translation adjustment, as the measurement currency of all HudBay entities is Canadian dollars.

•	Employee benefits

Under IFRS, past service costs are recognized over the period to vesting, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, we will record a transition adjustment to charge unamortized, vested past service costs to retained earnings. Further, we expect to elect the IFRS 1 optional exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings. We do not anticipate any other adjustments related to employee benefits as at our January 1, 2010 transition date.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. We expect to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above and our policy choice for ongoing recognition of actuarial gains and losses under the corridor method may also cause ongoing IFRS adjustments during our 2010 transition year.

•	Impairment of long lived assets

Canadian GAAP applies a two step process for impairment analyses. When indicators of impairment exist for an asset group, we first test the asset group’s recoverability by comparing its carrying value to its undiscounted estimated future cash flows. If we determine the carrying value is not recoverable, we then measure an impairment loss by comparing the carrying value to fair value. In contrast, IFRS applies a one step process for impairment analyses. Under IFRS, when indicators of impairment exist for an asset or cash-generating unit, we test for impairment by comparing the carrying value to the recoverable amount, which is the greater of fair value less costs to sell and value in use (discounted cash flows). As a result, impairments may be recorded more often or earlier under IFRS than under Canadian GAAP. Our project team is currently finalizing our identification of cash-generating units and assessing indicators of impairment as at our IFRS transition date. We do not anticipate a significant transition adjustment as at January 1, 2010.

•	Income taxes

Accounting for income tax under IFRS is addressed under IAS 12, Income Taxes, and differs significantly in many respects from Canadian GAAP. Based upon the analysis completed to date, our project team expects the majority of the differences will relate to reclassifications within equity and differences in financial statement presentation and note disclosure. The adoption of IFRS may have a significant impact on our tax accounting processes both in the year of transition and in subsequent years.

•	Cash flow statement classification

Under IFRS, cash flows from interest received may be classified as either operating or investing activities, and cash flows for interest paid may be classified as either operating or financing activities. Under Canadian GAAP, we classify cash flows from interest income and interest expense as operating activities. Upon transition to IFRS, we expect to classify cash flows from interest received as investing activities, cash flows for interest paid on borrowings as financing activities, and cash flows for other operating interest paid as operating activities. These classification changes will not require IFRS transition adjustments; however, the changes may result in differences in reported cash flow from operations, which we have identified as a key performance indicator. Currently, we have interest income but no borrowings. In this circumstance, reported cash flow from operations will be lower under IFRS, as cash flows from interest received will be reflected in investing activities instead of in operating activities.

In addition to the accounting policy changes described above, extensive changes to financial statement presentation and disclosure will be required upon adoption of IFRS. Our project team has prepared mock-up IFRS financial statements to reflect these changes and is implementing processes to accumulate the necessary data in the future for such changes.

The accounting policy changes described above are based on the IFRSs currently issued. We are continuing to monitor changing standards to enable us to assess their effect on the IFRS project and update our project plan as required.

Accounting, reporting and procedural changes in areas affected by IFRS, including those described above, may also result in changes that will affect ICFR and DC&P. As noted above, our IFRS project plan includes the identification of areas where changes will be required to accounting policies, procedures and controls. These changes may result in new or changed controls, and we will evaluate these controls to confirm that the new or revised controls are operating effectively. This evaluation will include ongoing testing of the effectiveness of the operation of the controls.

The IFRS project plan includes DC&P relating to IFRS disclosures in the MD&A as well as the preparation of regular updates to management, the Steering Committee, the Audit Committee and other stakeholders on the project plan progress and on the expected impact that transition to IFRS may have on our financial reporting and disclosure responsibilities. HudBay has a Disclosure Committee whose responsibilities include the designing, establishing and monitoring of controls and other procedures so that information that we are required to disclose is done so on a timely basis and in accordance with regulatory requirements. Our Chief Financial Officer (“CFO”) is a member of both the IFRS Steering Committee and the Disclosure Committee.

As our project progresses toward adoption of IFRS in 2011, we will provide additional insight into the expected impact of the transition to IFRS on our financial reporting, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. We have not yet concluded on the financial impact of transition to IFRS on our financial statements.

NON-GAAP MEASURES

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share and cash cost per pound of zinc sold are included in this MD&A because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA 1

The following table presents our calculation of EBITDA for the three months ended March 31, 2010 and March 31, 2009.

	Three Months Ended
($000s)	Mar 31 2010	Mar 31 2009

Earnings (loss) before tax	52,365	(5,280)

Adjustments:
Depreciation and amortization	27,359	21,032
Exploration	5,755	1,055
Interest and other income	(2,028)	(1,940)
(Gain) loss on derivative instruments	(7)	626

EBITDA	83,444	15,493

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months ended March 31, 2010 and March 31, 2009.

	Three Months Ended
($000s except share and per share amounts)	Mar 31 2010	Mar 31 2009

Cash provided by (used in) operating activities, per financial statements	74,137	(21,978)
Adjustments:
Changes in non-cash working capital	(15,066)	35,950

Operating cash flow before changes in non-cash working capital	59,071	13,972
Weighted average shares outstanding	153,650,452	153,026,235

Operating cash flow per share	$0.38	$0.09

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the first quarter of 2010 was negative US$0.28 per pound, excluding costs and sales related to Balmat and HMI Nickel, as calculated in the following table.

	Three Months Ended
($000s except as noted)	Mar 31 2010		Mar 31 2009

Operating expenses		144,842		135,100
General and administrative expenses		5,493		13,128

		150,335		148,228
Exclude amounts related to Balmat and HMI Nickel		(2,882)		(4,355)

		147,453		143,873
Less by-product credits[1]		(166,484)		(120,720)

Cash cost net of by-products		(19,031)		23,153
Exchange rate (US$1 to C$) [2]		1.041		1.245

Cash cost net of by-products	US	(18,281)	US	18,597
Zinc sales (000’s lbs.), excluding Balmat		65,623		57,645

Cash cost per pound of zinc sold, net of by-product credits in US$/lb.	US	(0.28)	US	0.32

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

For the first quarter of 2010, our cash cost per pound of zinc sold was negative US$0.28, a net decrease of US$0.60 from the same period in 2009. The decrease in cost per pound was due primarily to higher by-product copper credits arising from higher prices and volumes, together with reduced general and administrative expense as 2009 included costs related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.